EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
TOYOTA MOTOR CREDIT CORPORATION

I, Scott Cooke, certify that:

(a)          A review of Toyota Motor Credit Corporation’s activities and of its performance under the Sale and Servicing Agreement, dated as of February 13, 2019 (the “Sale and Servicing Agreement”), among Toyota Auto Finance Receivables LLC, as seller, Toyota Motor Credit Corporation, as servicer (in such capacity, the “Servicer”) and sponsor, and Toyota Auto Receivables 2019-A Owner Trust, as issuer, during the period from February 13, 2019 to December 31, 2019 has been made under my supervision.

(b)          To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 27, 2020

By:  /s/ Scott Cooke

Scott Cooke
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation, as Servicer of Toyota Auto Receivables 2019-A Owner Trust